FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.  Name and Address of Reporting Person

         Tamburri                   David
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       (Last)                      (First)                    (Middle)

      c/o ScreamingMedia Inc., 601 West 26th St., 13th Floor
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                                  (Street)

         New York                    NY                        10001
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
        ScreamingMedia Inc.                 SCRM

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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
     March, 2002

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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (  ) 10% Owner
    ( X) Officer (give title below)
    (  ) Other (specify title below)
     Executive Vice President

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    ( X) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)
i.       common stock
ii.      common stock
iii.     common stock
iv.      common stock
v.       common stock
vi.      common stock
vii.     common stock
viii.    common stock
ix.      common stock
x.       common stock
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2.  Transaction Date (Month/Day/Year)
i.       3/12/02
ii.      3/12/02
iii.     3/12/02
iv.      3/13/02
v.       3/14/02
vi.      3/19/02
vii.     3/12/02
viii.    3/13/02
ix.      3/14/02
x.       3/19/02
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3.  Transaction Code (Instr. 8)
i.       S
ii.      S
iii.     S
iv.      S
v.       S
vi.      S
vii.     M
viii.    M
ix.      M
x.       M
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5), Price
i.       D - 22,000 - $2.25
ii.      D -  3,000 - $2.26
iii.     D -  2,000 - $2.40
iv.      D -  4,800 - $2.40
v.       D -  2,480 - $2.35
vi.      D - 15,350 - $2.25
vii.     A - 27,000 - $0.37
viii.    A - 4,800 - $0.37
ix.      A -  2,480 - $0.37
x.       A - 15,350 - $0.37
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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
         1,053
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
         D
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)
i.       employee stock option (right to buy)
ii.      employee stock option (right to buy)
iii.     employee stock option (right to buy)
iv.      employee stock option (right to buy)
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2.  Conversion or Exercise Price of Derivative Security
i.       $0.37
ii.      $0.37
iii.     $0.37
iv.      $0.37
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3.  Transaction Date (Month/Day/Year)
i.       3/12/02
ii.      3/13/02
iii.     3/14/02
iv.      3/19/02
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4.  Transaction Code (Instr. 8)
i.       M
ii.      M
iii.     M
iv.      M
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)
i.       D - 27,000
ii.      D -  4,800
iii.     D -  2,480
iv.      D - 15,350
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6.  Date Exercisable and Expiration Date (Month/Day/Year)
date exercisable - footnote 1; expiration - 5/17/04
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
i.       common stock
ii.      common stock
iii.     common stock
iv.      common stock
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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
         79,893
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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)
i.       D
ii.      D
iii.     D
iv.      D
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11. Nature of Indirect Beneficial Ownership (Instr. 4)
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EXPLANATION OF RESPONSES: ftnote 1: 2,698 of the options vested immediately upon date of grant (5/17/99) and the other options vested on a monthly basis over a 24 month period.


       /s/ David Tamburri                                4/8/02
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   **  SIGNATURE OF REPORTING PERSON                     DATE

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   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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